February 1, 2011

Mary Jo Ardington, Esquire
Associate General Counsel
Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, Indiana 46802

> Re: Lincoln Life & Annuity Variable Annuity Account H
>   Lincoln Life & Annuity Company of New York
>   Initial Registration Statement on Form N-4
>   File Nos. 333-171097 and 811-8441

Dear Ms. Ardington:

The staff has reviewed the above-referenced registration statement, which the Commission received on December 10, 2010. We have given the registration statement a selective review based on your representations that this filing is substantially similar to a currently effective Lincoln National Life Insurance Company variable life insurance product that was previously reviewed by the staff (File Nos. 333-135219, 811-5721). Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement for File No. 333-171097.

1. Cover Page (p. 1)

a. Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

b. Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

2. Optional Rider Charges Tables (pp. 6-8)

The presentation of the contract fee tables on pages 6, 7, and 8 is confusing on multiple counts. The following are examples of the ambiguities raised by the presentation. Please revise the presentation to address the comments below, to make clear when charges apply, to effect a reorganization that allows the reader to follow the timing and applicability of charges easily (*e.g.*, grouping charges by the periods in which they are incurred), and to ensure the presentation adheres to plain English principles generally.

a. There are three separate bold captions titled "Optional Rider Charges" on pages 7 and 8 (one relating ostensibly only to the Guaranteed Income Benefit (GIB) with i4Life Advantage), without any clear guidance as to when an investor should refer to the cited charges. For example, language in the bold paragraph on page 7 refers to charges that apply only when i4Life Advantage is in effect but suggests without clarity that the first such caption on page 7 may refer to optional charges in effect if i4Life Advantage is NOT in effect. As another example, it is completely unclear when the charges for the 4Later Guaranteed Income Benefit rider, which is described under the third "Optional Rider Charges" caption, actually apply (*e.g.*, during the accumulation period).

b. The presentation fails to properly indent and use proper font sizes for different captions, which can confuse an investor as to the applicability of charges at different times. For example, the "Optional Rider Charges" caption, on page 8, has the same indent as the bold paragraph on page 7 and the "Optional Rider Charges" caption on page 7. This formatting makes it unclear as to whether the Optional Rider Charges captions on pages 7 and 8 refer to a charge that applies only if the i4Life Advantage rider is in effect or only after the Periodic Income Commencement Date or during some other time or other occasion.

c. It is not until one reads the details of the charges beneath the second of two separate tables for i4Life Advantage with GIB combined charge that it becomes evident that the first table applies only to those purchasers who have not also elected Lincoln Lifetime Income Advantage 2.0.

d. The bolded paragraph at the bottom of page 7 states that the following table describes charges that apply only "when" the i4Life Advantage rider is in effect, suggesting that the table is intended to describe all charges. The table does not explicitly note that it is intended only to describe the i4LifeAdvantage and GIB charges.

e. The third sentence in the bolded paragraph on page 7 states that there is only one combined charge for the i4Life Advantage with Guaranteed Income Benefit but states that this is the case "if [the investor] elected to drop" Lincoln Lifetime Income Advantage 2.0. This disclosure leaves unclear what the charge would be if that rider had never been elected.

f. The third sentence in the bolded paragraph on page 7 also notes that the charges in the following paragraph are "in addition to" mortality and expense risk charges. Given that there are mortality and expense risk charges for the contract after the Annuity Commencement Date, the sentence leaves unclear whether mortality and expense risk charges apply to income payments pursuant to the i4Life Advantage rider after the end of the applicable access period.

g. The presentation of i4Life charges for those who have purchased the Lincoln Lifetime Income Advantage 2.0 rider is stated in the preamble on page 8 to be based on a percentage of the Income Base, but the footnote to the table states that the charge is based on the greater of Income Base and contract value.

h. The second table on page 8 is captioned "Initial i4Life Advantage with Guaranteed Income Benefit (version 4) charge (On and after the Periodic Income Commencement Date) for purchasers of Lincoln Lifetime Income Advantage 2.0 as a percentage of Income Base." The paragraph following this table cites an example. However, the example cited refers to a charge with a particular death benefit, even though the immediately preceding table seems to indicate that the i4Life Advantage charge for purchasers of the Lincoln Lifetime Income Advantage rider does not vary by death benefit. In addition, the example states that the 2.3% cited charge for the EGMDB is somehow separate from what is referred to as a 2% charge for the i4Life Advantage rider with GIB, even though the table (at the top of page 8) has the 2.3% charge and states that the 2.3% charge is for the EGMDB version of the i4Life Advantage rider at least for the L Share contracts. Separately, the figures in the table immediately preceding this example match exactly the figures for the Lincoln Lifetime Income Advantage rider, making unclear exactly what charge is being described. Further, the caption of the second table on page 8 refers to the i4Life Advantage with Guaranteed Income Benefit, while the narrative following that table refers to a Guaranteed Income Benefit with Lincoln Lifetime Income Advantage, making unclear to what riders and benefits this table is intended to apply.

i. It is unclear what are the periods over which the charges cited in this section apply. For example, the i4Life Advantage rider in essence annuitizes the contract after an initial access period. The tables refer to charges for benefits that can be purchased together with the i4Life Advantage benefit, but do not clarify whether or not these charges apply both during the accumulation phase and after annuitization, whether through the i4Life Advantage rider or otherwise.

j. The footnote to the second table on page 8 gives a detailed description of how step-ups affect the charge that should be included in the narrative description of the charges later in the prospectus. The footnote should give a cross-reference to that section.

k. The prospectus states on page 12 that both the Guaranteed Income Benefit and the 4Later Advantage benefit each provide a minimum payout floor for i4Life Advantage income payments. It is unclear in the fee table whether these riders or any other riders are mutually exclusive. If these two riders are not mutually exclusive, please separately clarify the circumstances under which an investor should consider purchasing both riders.

l. In the i4Life Advantage charges table at the bottom of page 7, please relocate the third sentence of the introductory narrative (concerning contractowners who have dropped Lincoln Lifetime Income Advantage 2.0 and purchased i4Life Advantage with Guaranteed Income Benefit (version 4)) to an appropriate spot on page 8. Please also clarify that sentence, *i.e.*, how are charges calculated or reference the appropriate section later in the prospectus that explains how the charges are calculated.

Please note that the staff expects the registrant to ensure that the contract fee presentation in all prospectuses for those Lincoln contracts that include the i4Life Advantage rider addresses these issues going forward.

3. Total Annual Fund Operating Expenses Table (p. 9)

     a. Please provide an updated total fund operating expenses table that reflects expenses for 2010. In addition the table should only reflect reimbursement/waiver agreements that expire no earlier than one year after the effective date of this filing.

     b. Please confirm to staff that the Total Annual Fund Operating Expenses table for the portfolio companies will include fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more Acquired Funds calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

4. Individual Annual Fund Operating Expenses Table (p. 9)

     a. Please provide an updated fund operating expenses table that reflects expenses for 2010. Although the heading indicates that expenses in the table are for the year ending December 31, 2010, presumably the numbers in the table are from 2009 inasmuch as this filing was made prior to the end of the current year. In addition the table should reflect reimbursement/waiver agreements that expire no earlier than one year after the effective date of this filing.

5. Example (p. 9)

     Please confirm that the example reflects the most expensive contract options.

6. The Contracts (p. 23)

     a. The disclosure on page 23 describes the Signature B Share contracts as having a total mortality and risk expense and administrative charge ranging from 1.15% to 1.65%, depending on the death benefit elected; a declining seven year surrender charge on each purchase payment; and certain unspecified optional benefits and payout options. The Signature L Share contracts are described as having a total mortality and risk expense and administrative charge ranging from 1.50% to 2.00% depending on the death benefit elected; a declining four year surrender charge on each purchase payment, a persistency credit, and certain unspecified optional benefits and payout options. Please clarify the exact nature of the differences between the benefits and payout options for the B Share and L Share contracts, including death benefit and optional riders. Please also describe any difference in charges in addition to those noted on pp. 27-28.

     b. Please discuss supplementally why the Registrant believes that the B Share contracts and the L Share contracts may be combined in a single registration statement consistent with the November 3, 1995 industry comment letter.

7. Valuation of Accumulation Units (pp. 24-25)

     Please explain to staff under what circumstances the Net Investment Factor method may be used to determine accumulation unit values.

8. Additional Services (p. 28)

Please expand upon the description of "cross-reinvestment service" and please disclose whether there is any charge for this service inasmuch as the first paragraph of this section does not disclose this information. Please also disclose who determines the baseline amount, what limitations may apply to the baseline amount, and who determines how often such transfers may be made.

9. Investment Requirements (p. 31)

a. Please give a definition of the capitalized term "Investment Requirements."

b. Please describe in this section in what asset allocation models contractowners who have elected Lincoln Lifetime Income Advantage, Guaranteed Income Benefit under i4Life Advantage, Lincoln SmartSecurity Advantage, or 4Later Advantage can invest. Please also clarify whether such asset allocations are considered to fall within the definition of Investment Requirements and if so please revise this section accordingly.

10. Power of Attorney (Part C)

Please provide a Power of Attorney that relates specifically to the Securities Act of 1933 file number of the new registration statement. *See* Rule 483(b) of the Securities Act of 1933 Act.

11. Financial Statements, Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

12. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Please respond to these comments with a letter to me and pre-effective amendments to the registration statements. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6762. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to 100 F Street, NE, Washington, D.C. 20549-8629.

Sincerely,

Ellen J. Sazzman
Senior Counsel
Office of Insurance Products